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                               November 2, 2021

       Pui Lan Patrick Tsang
       Chief Executive Officer
       TG Venture Acquisition Corp.
       1390 Market Street, Suite 200
       San Francisco, California 94102

                                                        Re: TG Venture
Acquisition Corp.
                                                            Amended
Registration Statement on Form S-1
                                                            Filed October 15,
2021
                                                            File No. 333-258773

       Dear Mr. Tsang:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amended Registration Statement on Form S-1 filed October 15, 2021

       Risk Factors, page 41

   1. We note your risk factor on page 72 that currently your warrants are expected to be accounted for as equity
in your balance sheet, but you cannot guarantee that your warrants would not be classified
as liabilities. We further note your disclosure that if auditors of a potential target
disagree or the SEC issues a statement in the future, it could result in different accounting
treatment and you may need to restate your financial statements.
                                                        These statements appear
to qualify the accounting treatment of the warrants. Please tell us how this disclosure is
appropriate in light of the audit report that states the financial statements are the
responsibility of management and in which your auditor opines that the financial statements
present fairly, in all material respects, your financial position and the results of your
operations and cash flows in conformity with accounting principles
 Pui Lan Patrick Tsang
TG Venture Acquisition Corp.
November 2, 2021
Page 2
      generally accepted in the United States of America. Finally, please tell us why the accounting for the warrants determines the terms and conditions of the warrants.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp at (202) 551-3805 or Isaac Esquivel at (202) 551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Shih-Kuei Chen at (202) 551-7664 or Pam Howell at (202) 551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNamePui Lan Patrick Tsang
                                                           Division of
Corporation Finance
Comapany NameTG Venture Acquisition Corp.
                                                           Office of Real
Estate & Construction
November 2, 2021 Page 2
cc:       Louis Taubman
FirstName LastName